SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C. 20549



                       FORM 8-A

   FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
        PURSUANT TO SECTION 12(b) OR (g) OF THE
            SECURITIES EXCHANGE ACT OF 1934


                  ShopKo Stores, Inc.


(Exact Name of Registrant as Specified in its Charter)


          Minnesota                              41-0985054
(State of incorporation or organization)       (IRS Employer
                                            Identification No.)

700 Pilgrim Way
Green Bay, Wisconsin                                54304
(Address of principal executive offices)         (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered

Preferred Share Purchase Rights         New York Stock Exchange, Inc.



Securities to be registered pursuant to Section 12(g) of the Act:
                  None
             (Title of Class)

Item 1.  Description of Registrant's Securities to be
Registered.

     ShopKo Stores, Inc. (the "Company") entered into a
Rights Agreement with Norwest Bank Minnesota, N.A., as agent, (the "Rights Agent") dated as of July 3, 1992
(the "Rights Agreement") pursuant to which a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company will be issuable on the terms and subject to the conditions set forth therein. No Rights are issuable under the Rights
Agreement until SuperValu Inc.'s beneficial ownership of Common Shares is reduced to less than 15% through a public offering. On June 26, 1997, SuperValu Inc.
entered into underwriting agreements for a secondary offering of 6,557,280 of its Common Shares (the
"Secondary Offering"). After the Secondary Offering and the Company's repurchase of 8,174,387 Common Shares from SuperValu Inc. pursuant to the Stock Buyback and Secondary Offering Agreement dated April 24, 1997, as amended, (the "Stock Repurchase"), SuperValu Inc. will not own any Common Stock. The Secondary Offering and
Stock Repurchase are expected to close on July 2, 1997.
Assuming the closing occurs on July 2, 1997, one Right will be issued on July 2, 1997 (the "Record Date") to the shareholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $65.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring
Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding
Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution
Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common
Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right
Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 15,
2002 (the "Final Expiration Date"), unless the Final
Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred
Shares, (ii) upon the grant to holders of the Preferred
Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common
Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares.
Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold at any time after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such ("Shares
Acquisition Date"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 30% or more of the outstanding Common Shares or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 30% or more of the outstanding Common
Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time on or prior to the tenth day after the Shares Acquisition Date, the Board of Directors of the
Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption
Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 15%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


Item 2.  Exhibits.

Exhibit No.    Description

               (1)  Rights Agreement between ShopKo
               Stores, Inc. and Norwest Bank Minnesota,
               N.A. (including the Form of
               Certification of Designation,
               Preferences and Rights of Series B
               Junior Participating Preferred Stock and
               Form of Rights Certificate)
               (incorporated by reference to the
               Company's Form 10-Q, Quarterly Report
               for the 16 weeks ended June 20, 1992).

                      SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                              SHOPKO STORES, INC.


                            By:  /s/ Richard D. Schepp
                                 ----------------------------
                                 Richard D. Schepp
                                 Vice President Legal Affairs

Date:  June 30, 1997.